One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 constellationinsurance.com

Writer’s Direct Dial: 283-209-8066
Email: zachary_pasker@constellationinsurance.com

November 28, 2025

FILED VIA EDGAR

Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AuguStar Variable Insurance Products Fund, Inc. (the “Registrant”)
Securities Act File No. 2-67464
Investment Company Act File No. 811-3015

Response to Staff’s Comments on Post-Effective Amendment No. 114 to the Registration Statement on Form N-1A, Filed October 6, 2025

Dear Mr. Oh:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) as we understand them based upon a video-conferencing conversation on November 24, 2025, regarding the above-referenced amendment to the Registrant’s registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Registrant comprises twenty-five series (each a “Portfolio” and collectively, the “Portfolios”). Where a comment is relevant to more than one Portfolio, the Registrant will make conforming changes to each such Portfolio, as appropriate.

Comment 1:

The Staff requests that the Registrant review and confirm that all Portfolios offering both Class I and Class II Shares are associated with the correct class labels in corresponding EDGAR series identifiers. In addition, for those portfolios to which Federated Investment Management Company no longer serves as sub-adviser, the Staff requests that the Registrant also revise the applicable EDGAR series identifiers to remove “Federated” from the Portfolio name.

Response:

The Registrant acknowledges the Staff’s comment and will ensure that all Portfolios offering both Class I and Class II Shares are associated with the correct class labels in corresponding EDGAR series identifiers. In addition, the Registrant will ensure that the applicable EDGAR series identifiers for the AVIP High Income Bond Portfolio and the AVIP Core Plus Bond Portfolio are revised to remove “Federated” from the Portfolios’ names.

November 28, 2025

Comment 2:

The Staff requests that the Registrant revise the disclosure in the AVIP Bond Portfolio’s Principal Investment Strategies to provide additional detail about the Portfolio’s use of credit default swaps, credit default swap indices (“CDX”), and CDX tranches. In this regard, the Staff notes that the Principal Investment Strategies of the AVIP Constellation Dynamic Risk Balanced Portfolio contain a more detailed description of these instruments and requests comparable disclosure be provided. The Staff also requests conforming revisions, as appropriate, to any other Portfolios that utilize credit default swaps, CDX, or CDX tranches.

Response:

The Registrant is revising the Principal Investment Strategies of the AVIP Bond Portfolio, AVIP High Income Bond Portfolio, and the AVIP Core Plus Bond Portfolio by adding disclosure for each, which will appear substantively as follows in Post-Effective Amendment No. 115 to the Registration Statement:

A CDX is an index of credit default swaps designed to track a segment of the credit market (e.g., investment grade, high volatility, below investment grade or emerging markets) and provides investors with exposure to specific issuers of certain debt instruments. Standardized CDX tranches are created and administered by IHS Markit. Investment in CDX tranches provides exposure to certain segments of the CDX’s potential loss distribution, and credit events affect the tranches according to the seniority of the tranche in the loss distribution. The Portfolio may have exposure to any tranche of a CDX, including the lowest level tranche which is referred to as the equity or “first loss” tranche.

Comment 3:

In connection with the presentation of Average Annual Total Returns for each Portfolio offering Class I and Class II shares, the Staff requests that the Registrant revise the caption appearing immediately below the table to disclose that returns for Class II Shares “will be lower,” rather than using the phrase “will vary.”

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures as requested.

Comment 4:

With respect to the Management section of the Prospectuses for the relevant Portfolios, the Staff requests that the Registrant clarify that Sachin Jain and Mark Kehoe currently serve as co-portfolio managers of the relevant Portfolios for which they oversee day-to-day management, and that Sachin Jain served as sole portfolio manager of such relevant Portfolios from April 2025 to June 2025.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures as requested. For purposes of clarity, Sachin Jain served as sole portfolio manager to the relevant Portfolios from April 2025 to June 2025 following the retirement of Gary Rodmaker. Constellation Investments, Inc. hired Mark Kehoe in June 2025 at which time Sachin Jain and Mark Kehoe became co-portfolio managers of the relevant Portfolios.

November 28, 2025

Comment 5:

The Staff requests that the Registrant revise the Management section of the Prospectuses for the AVIP High Income Bond Portfolio and the AVIP Core Plus Bond Portfolio to reflect that the day-to-day management of those Portfolios will be assumed by Sachin Jain and Mark Kehoe on the relevant date that Federated Investment Management Company no longer serves as sub-adviser to those Portfolios. In addition, the Staff requests that the Registrant disclose that each of Sachin Jain and Mark Kehoe is jointly and primarily responsible for the day-to-day management of the Portfolios for which they oversee day-to-day management.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures as requested to include that Sachin Jain and Mark Kehoe will assume joint and primary responsibility for the day-to-day management of the AVIP High Income Bond Portfolio and the AVIP Core Plus Bond Portfolio, effective December 5, 2025. In addition, where Sachin Jain and Mark Kehoe serve as co-portfolio managers of a Portfolio, the disclosure in the Management section of the relevant Prospectuses has been updated to reflect that they assume joint and primary responsibility for the day-to-day management of such Portfolios.

Comment 6:

For each Portfolio, the Staff requests that the Registrant add the disclosure required by Item 8 of Form N-1A relating to Financial Intermediary Compensation.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures as requested.

Comment 7:

The Staff noted that the description of the use of credit default swaps, credit default swap indices (“CDX”), and CDX tranches for the AVIP High Income Bond Portfolio is slightly different from the description in the Principal Investment Strategies of the AVIP Bond Portfolio. The Staff requests that the descriptions be consistent throughout the Prospectuses where such instruments are used as part of a Portfolio’s Principal Investment Strategies.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures to ensure consistency across the relevant Portfolios.

Comment 8:

The Staff requests that the Registrant review the Management of Portfolios section of the Prospectuses and confirm that each Portfolio for which Mark Kehoe serves as co-portfolio manager, or otherwise provides oversight, is appropriately disclosed and listed.

November 28, 2025

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures as requested. Across the Registrant’s four prospectuses, Mark Kehoe is the co-portfolio manager to the AVIP Bond Portfolio, AVIP Constellation Dynamic Risk Balanced Portfolio, AVIP High Income Bond Portfolio (beginning on December 5, 2025), fixed-income component of the AVIP BlackRock Balanced Allocation Portfolio, AVIP Moderately Conservative Model Portfolio, AVIP Balanced Model Portfolio, AVIP Moderate Growth Model Portfolio, AVIP Growth Model Portfolio AVIP Constellation Managed Risk Balanced Portfolio, AVIP Constellation Managed Risk Moderate Growth Portfolio, AVIP Constellation Managed Risk Growth Portfolio, and AVIP Core Plus Bond Portfolio (beginning on December 5, 2025).

Comment 9:

The Staff requests that, for the AVIP High Income Bond Portfolio and the AVIP Core Plus Bond Portfolio, the Registrant supplement the disclosure to comply with Instruction 1 to Item 10 of Form N-1A by providing the compensation of and dates of service for each adviser who served those Portfolios during the fiscal year, in light of the change in adviser from Federated Investment Management Company to Constellation Investments, Inc.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures to include December 5, 2025 as the anticipated start date of Constellation Investments, Inc.’s day-to-day management of such Portfolios and the end date of Federated Investment Management Company’s day-to-day management of such Portfolios. The Registrant has further disclosed the fee rates paid to each of Constellation Investments, Inc. and Federated Investment Management Company, respectively, for their management of the Portfolios.

Comment 10:

The Staff requests that the Registrant clarify, where appropriate, that the AVIP High Income Bond Portfolio and the AVIP Core Plus Bond Portfolio were formerly known as the “AVIP Federated High Income Bond Portfolio” and the “AVIP Federated Core Plus Bond Portfolio,” respectively.

Response:

The Registrant acknowledges the Staff’s comment and has revised the relevant disclosures. At the outset of each Investment Summary for the AVIP High Income Bond Fund and the AVIP Core Plus Bond Fund, the Registrant has added a parenthetical caption that indicates that the Portfolios were formerly known as the “AVIP Federated High Income Bond Portfolio” and the “AVIP Federated Core Plus Bond Portfolio,” respectively.

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